

September 13, 2019

Richard Christopher
Chief Financial Officer
INVIVO THERAPEUTICS HOLDINGS CORP.
One Kendall Square
Suite B14402
Cambridge, MA 02139

Re: INVIVO THERAPEUTICS HOLDINGS CORP.
   Form 10-K for the Year Ended December 31, 2018
   Filed April 1, 2019
   File No. 001-37350

Dear Mr. Christopher:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Electronics and Machinery